                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2000
                                         ---------

                            FANTOM TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                1110 Hansler Road
                        Welland, Ontario, Canada L3B 5S1
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F              Form 40-F  X
                                   ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                    No  X
                             ---                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   FANTOM TECHNOLOGIES INC.

Date:  September 25, 2000                          by:  /s/   Walter J. Palmer
                                                       -------------------------
                                                        Walter J. Palmer
                                                        Secretary

                                    Item List

1.   2000 Annual Report

2. Notice of Annual Meeting of Shareholders to be held October 26, 2000, Management Information Circular and Proxy

                           FANTOM TECHNOLOGIES INC.

                           NOTICE OF ANNUAL MEETING
                                OF SHAREHOLDERS
                               October 26, 2000

   Take notice that an Annual Meeting (the "Meeting") of the Shareholders of Fantom Technologies Inc. (the "Company") will be held in the Toronto Stock Exchange Auditorium, TSE Conference Centre and Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, on Thursday, the 26th day of October, 2000 at 11:00 a.m. (Toronto time), for the following purposes:

  1. to receive and consider the annual report to the shareholders, the financial statements of the Company for the year ended June 30, 2000 and the report of the auditors thereon;

  2. to elect directors;

  3. to appoint the auditors and to authorize the directors to fix the auditors' remuneration; and

  4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

   Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying form of proxy in the envelope provided for that purpose.

   Dated at Toronto, Ontario this 15th day of September, 2000.

                                       By Order of the Board of Directors

                                       Walter J. Palmer
                                       Secretary

                           FANTOM TECHNOLOGIES INC.

                        MANAGEMENT INFORMATION CIRCULAR

                            SOLICITATION OF PROXIES

   This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Fantom Technologies Inc. (the "Company") for use at the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on Thursday, October 26, 2000 in the Toronto Stock Exchange Auditorium, TSE Conference Centre and Stock Market Place, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, at 11:00 a.m. (Toronto time), or any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by regular employees of the Company. The costs of solicitation by management will be borne by the Company.

                     APPOINTMENT AND REVOCATION OF PROXIES

   The persons named in the enclosed form of proxy are directors or officers of the Company. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Company, to represent the shareholder at the Meeting. This right may be exercised by inserting that person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.

   A shareholder who has given a form of proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such form of proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof. The address of the registered office of the Company is 1110 Hansler Road, P.O. Box 1004, Welland, Ontario L3B 5S1.

                               VOTING OF PROXIES

   Shares represented by properly executed forms of proxy in favour of the persons named in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the form of proxy, the shares will be voted for or against the matters set out in the form of proxy in accordance with the specifications so made. Where shareholders have not specified in the form of proxy the manner in which the named proxies are required to vote the shares represented thereby, such shares will be voted for the matter to be acted upon. The enclosed form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. As at the date hereof, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

                               VOTING SECURITIES

   There are 9,130,408 common shares ("Common Shares") of the Company outstanding. Each Common Share entitles the holder thereof to one vote on all matters.

   Pursuant to the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as at the close of business on September 15, 2000. Each person named in such list is entitled to vote the shares shown opposite his or her name at the Meeting except to the extent that he or she has transferred any of his or her shares after that date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns the shares, and demands, not later than ten days before the Meeting, that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting or any adjournment thereof.

                    PRINCIPAL HOLDERS OF VOTING SECURITIES

   To the knowledge of the directors and senior officers of the Company, as at September 15, 2000, the only shareholders of the Company beneficially owning or exercising control or direction over more than 10% of the Common Shares are as follows:

                                                Type of    Number of   Percent
Name of Shareholder                            Ownership Common Shares of Class
-------------------                            --------- ------------- --------
Phillips, Hager & North Investment Management
 Ltd.......................................... of Record   1,525,100    16.7%
Guardian Capital Inc.......................... of Record   1,032,400    11.3%

                             ELECTION OF DIRECTORS

   The number of directors of the Company is currently fixed at eight. Proxies received from holders of Common Shares in favour of management nominees will, unless required to be withheld from voting, be voted to elect as directors of the Company the following proposed nominees (or substitute nominees in the event of contingencies not known at present) who will, subject to the by-laws of the Company and to applicable laws, serve until the next annual meeting of shareholders or until their successors are elected or appointed.

                                                                Year First     Number of Common Shares
                                                               Elected as a      Beneficially Owned,
Name                      Principal Occupation                 Director(/1/) Controlled or Directed(/2/)
----                      --------------------                 ------------- ---------------------------
Arthur H. Crockett(/3/).  Corporate Director                       1984                 63,958
Kenneth Kelman..........  Director of the Company                  1984                201,011
James D. Meekison.......  Chairman of Trimin Capital Corp.         2000                 41,500
                          (public investment company)(/4/)
Rikki                     Vice President, First Canada             1989                274,049
 Meggeson(/3/)(/5/).....  Financial Corporation Limited
                          (private investment company)
Allan D. Millman........  President and Chief Executive            1984                251,150
                          Officer
                          of the Company
Walter J. Palmer(/6/)...  Partner, Fasken Martineau DuMoulin       1999                  5,000
                          LLP (Barristers and Solicitors)
Alan Steinert, Jr.......  Consultant                               1990                 10,000
Joseph H. Wright          Managing Partner of Crosbie &            2000                  6,000
 III(/3/)...............  Company Inc. (specialty investment bank)(/7/)

-------
Notes:
(1) Each nominee has served as a director of the Company and its predecessor continuously since the year set out opposite his or her name.
(2) The information as to Common Shares owned or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees. The number of Common Shares shown does not include outstanding options to purchase Common Shares which have been granted to directors who are not full-time employees of the Company under the Company's Outside Director Share Option Plan and to Allan D. Millman, a full-time employee of the Company, under the Company's Key Employees' Stock Option Plan.
(3) Member of the Audit Committee.
(4) Prior to July 1998, Mr. Meekison was the Chairman of Trimin Enterprises Inc., a public investment company, and occupied such position since 1991.
(5) Chair of the Board of Directors.
(6) Mr. Palmer is also Secretary of the Company.
(7) Prior to October 1997, Mr. Wright was the President and Chief Executive Officer of Swiss Bank Corporation (Canada), a Schedule B bank under the Bank Act (Canada), and occupied such position since 1995.

                            APPOINTMENT OF AUDITORS

   Unless otherwise specified on the accompanying form of proxy, the shares represented by proxies received in favour of management nominees will be voted to appoint KPMG, the present auditors, as the auditors of the Company and to authorize the directors to fix their remuneration. KPMG have been the auditors of the Company and its predecessor since April 1985.

                            EXECUTIVE COMPENSATION

Composition of the Compensation Committee

   During the fiscal year ended June 30, 2000, the Compensation Committee of the Board of Directors consisted of Messrs. Arthur H. Crockett, Maxwell Goldhar (until his death in December 1999) and James D. Meekison (who was appointed on February 23, 2000).

Report on Executive Compensation

   The Compensation Committee is mandated to ensure that the Company's compensation policies are adequate to attract and retain highly qualified and experienced executives.

   The Company's compensation policy for Named Executive Officers (as defined below), including the chief executive officer, primarily emphasizes annual cash compensation. The Compensation Committee obtains survey data on executive compensation from independent professional compensation consultants which it reviews with a view to assessing the Company's salary ranges and to determining its policies on executive compensation. At present, the target level for executive salaries is the 75 percent quartile level of companies of comparable size and in comparable businesses (Canadian companies for Company executives based in Canada and United States companies for the Company executive based in the United States).

   The Company has an Executive Gain Sharing Plan which relates a portion of the total executive compensation to the Company's overall performance. Under this plan, each of the Named Executive Officers was entitled during the 2000 fiscal year to receive a bonus based on the amount by which the Company's actual pre-tax income exceeded a pre-established target level.

   In addition, executives are periodically granted options to purchase Common Shares as a longer term component of their compensation.

Presented by the Compensation Committee:

Arthur H. Crockett
James D. Meekison

Share Performance Graph

   The following graph compares the total cumulative shareholder return over the last five years for $100 invested in Common Shares of the Company from June 30, 1995 (assuming the reinvestment of dividends) with that of the total cumulative return of the TSE 300 Stock Index.

                          FIVE YEAR RETURN COMPARISON
                          FANTOM AND THE TSE 300 INDEX



                                                   1995 1996 1997 1998 1999 2000
                                                   ---- ---- ---- ---- ---- ----
TSE 300 INDEX..................................... $100 $114 $148 $172 $167 $246
FANTOM............................................ $100 $216 $351 $378 $480 $271

Summary Compensation Table

   The following table is a summary of compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 2000, 1999 and 1998 earned by each individual who was, at June 30, 2000,
(i) the chief executive officer, and (ii) the other four most highly compensated executive officers other than the chief executive officer determined in accordance with the Regulation made under the Securities Act (Ontario) (collectively with the chief executive officer, the "Named Executive Officers").

                                                                Long-Term Compensation
                                                            ------------------------------
                                                                    Awards
                                                            ----------------------                      -------
                                   Annual Compensation      Securities Restricted  Payouts
                               ----------------------------   Under     Shares or  -------
                                               Other Annual  Options   Restricted   LTIP    All Other
Name and Principal             Salary   Bonus  Compensation  Granted   Share Units Payouts Compensation
Position(/1/)             Year   ($)     ($)       ($)         (#)         ($)       ($)       ($)
------------------        ---- ------- ------- ------------ ---------- ----------- ------- ------------
Allan D. Millman........  2000 372,000  46,500                30,000                          21,688
President and Chief       1999 372,000 186,000                10,000                          22,075
Executive Officer         1998 285,000 106,875                    --                          22,998
Nick E. Varanakis(/2/)..  2000 177,000  22,125                20,000                          19,780
Vice President, Sales     1999 181,440  90,720                10,000                          24,006
                          1998 145,257  54,471                    --                          13,111
Alan C. Hussey..........  2000 162,200  16,250                20,000                          14,248
Senior Vice President
 and                      1999 130,000  65,000                10,000                          15,893
General Manager           1998 120,000  45,000                    --                          17,882
Paul F. Smith...........  2000 142,600  16,250                20,000                           6,353
Vice President, Sales     1999 130,000  65,000                10,000                           9,350
                          1998 130,000  48,750                    --                           4,030
Stephen J. Doorey.......  2000 132,200  16,250                20,000                          14,545
Vice President and Chief  1999 130,000  65,000                10,000                          12,473
Financial Officer         1998 115,000  44,250                    --                           7,532

-------
Notes:
(1) Positions indicated are those as at June 30, 2000.
(2) The salary of this Named Executive Officer is expressed and paid in U.S. dollars. For purposes of the table, his salary was converted to Canadian dollars using the simple average of the closing exchange rate on the last day of each month during the relevant fiscal year.

Option Grants in 2000 Fiscal Year

   The following table sets out the options granted to each of the Named Executive Officers during the fiscal year ended June 30, 2000.

                                                                    Market Value
                                         % of Total                of Securities
                          Securities      Options                    Underlying
                         Under Options   Granted to   Exercise or  Options on the
                            Granted     Employees in   Base Price  Date of Grant
Name                          (#)      Financial Year ($/Security)  ($/Security)  Expiration Date
----                     ------------- -------------- ------------ -------------- ---------------
Allan D. Millman........    10,000          14.1         21.50         21.50      August 16, 2004
                            20,000                       17.25         17.50      January 24, 2005
Nick E. Varanakis.......    10,000           9.4         21.50         21.50      August 16, 2004
                            10,000                       17.25         17.50      January 24, 2005
Alan C. Hussey..........    10,000           9.4         21.50         21.50      August 16, 2004
                            10,000                       17.25         17.50      January 24, 2005
Paul F. Smith...........    10,000           9.4         21.50         21.50      August 16, 2004
                            10,000                       17.25         17.50      January 24, 2005
Stephen J. Doorey.......    10,000           9.4         21.50         21.50      August 16, 2004
                            10,000                       17.25         17.50      January 24, 2005

Aggregated Options Exercised in 2000 Fiscal Year and 2000 Fiscal Year-end Option Values

   The following table sets out the options exercised by each of the Named Executive Officers during the fiscal year ended June 30, 2000 and held as at June 30, 2000 by each of the Named Executive Officers.

                                                                         Value of Unexercised
                                Common Shares        Unexercised Options in-the-Money Options
                         ---------------------------  at June 30, 2000     at June 30, 2000
                         Acquired on Aggregate Value         (#)                 ($)
                          Exercise      Realized        Exercisable/         Exercisable/
Name                         (#)           ($)          Unexercisable       Unexercisable
----                     ----------- --------------- ------------------- --------------------
Allan D. Millman........      Nil           Nil         45,000/35,000          20,000/0
Nick E. Varanakis.......      Nil           Nil         25,000/25,000          20,000/0
Alan C. Hussey..........      Nil           Nil         25,000/25,000          20,000/0
Paul F. Smith...........    4,800        95,640         20,200/25,000               0/0
Stephen J. Doorey.......      Nil           Nil         15,000/25,000               0/0

Pension Plan Table

   Historically, the Salaried Employees' Pension Plan of the Company (the "Pension Plan") was solely a defined benefit plan. Effective January 1, 1997, members of the Pension Plan were given the option to transfer the commuted value of their accrued benefits to a newly-created defined contribution portion of the Pension Plan and thereafter to participate in the defined contribution portion of the Pension Plan.

   The following table sets out the annual amount which would be payable from the defined benefit portion of the Pension Plan based on retirement at age 65, at various levels of remuneration and years of credited service to employees who did not elect to transfer to the defined contribution portion of the Pension Plan.

                                                    Years of Service
                                        ----------------------------------------
Remuneration ($)                          5     10     15     20     25     30
----------------                        ----- ------ ------ ------ ------ ------
100,000................................ 7,006 14,012 21,017 28,023 35,029 42,035
125,000................................ 8,611 17,222 25,833 34,444 43,056 51,667
150,000................................ 8,611 17,222 25,833 34,444 43,056 51,667
175,000................................ 8,611 17,222 25,833 34,444 43,056 51,667
200,000................................ 8,611 17,222 25,833 34,444 43,056 51,667
225,000................................ 8,611 17,222 25,833 34,444 43,056 51,667
250,000................................ 8,611 17,222 25,833 34,444 43,056 51,667

-------
Notes:
(1) The remuneration used to calculate defined benefits (for the defined benefit portion of the Pension Plan) is salary and includes sales incentives, commissions, bonuses, overtime pay, vacation pay and holiday pay.
(2) All of the Named Executive Officers participate in the defined contribution portion of the Pension Plan.
(3) Pensions paid under the Pension Plan are payable for the member's lifetime with the guarantee that the pension will be paid for at least five years. Company pensions are augmented by government pension benefits after age 65.

Employment Contracts

   The Company has entered into an agreement with each of its Named Executive Officers pursuant to which the Company has agreed that in the event the employment of such officer is terminated following a change of control of the Company, the terminated officer will be entitled to receive a lump sum retiring allowance varying from one and one-half to two and one-half times the annual salary of the terminated officer and will also be entitled to continuation of normal employee benefits for an equivalent period.

Compensation of Directors

   The Company does not pay any compensation to the Named Executive Officer who is a director for his services as a director. During the fiscal year ended June 30, 2000, the Company paid each of its remaining directors who were not employees of the Company a flat fee of Cdn. $10,000 per calendar quarter plus out-of-pocket expenses incurred by him or her in attending meetings. No additional amounts were payable for committee participation or special assignments.

   During the fiscal year ended June 30, 2000, four non-employee directors were granted options to purchase an aggregate of 40,000 Common Shares at a price of $21.50 per Common Share under the Outside Director Share Option Plan and two non-employee directors were granted options to purchase an aggregate of 20,000 Common Shares at a price of $17.25 under the Outside Director Share Option Plan. Mr. Palmer, a director of the Company, is a partner of Fasken Martineau DuMoulin LLP, Toronto, Ontario, which has provided legal services to the Company for a number of years.

Directors' and Officers' Liability Insurance

   Under the existing policy of insurance, the Company is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers which are in excess of $10,000 deductible per occurrence, to a maximum of $50,000,000 in each policy year. The directors and officers of the Company are insured for losses arising from claims against them for certain of their acts, errors or omissions for which the Company does not indemnify them, to a maximum of $50,000,000 in each policy year. As at the date hereof, all of the directors and officers of the Company and its subsidiaries are included as insureds under the policy. All premiums for the policy are paid by the Company. The annual premium paid for directors' and officers' liability insurance was $98,000 for fiscal 2000. The premiums for the insurance are not allocated between directors and officers as separate groups.

Indebtedness of Directors and Officers

   None of the directors or senior officers of the Company or their respective associates or affiliates are or have been indebted to the Company since the beginning of the last completed fiscal year of the Company.

                             CORPORATE GOVERNANCE

   The Toronto Stock Exchange (the "TSE") has issued a series of guidelines (the "TSE Guidelines") respecting corporate governance. The TSE has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the TSE Guidelines. The required disclosure is set out in tabular form in Appendix A to this Management Information Circular.

                                    GENERAL

   The management of the Company knows of no matters to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

   The information contained herein is given as of September 15, 2000, except as otherwise noted.

   The contents and sending of this Management Information Circular have been approved by the directors.

                                       By Order of the Board

                                       Walter J. Palmer
                                       Secretary

                                   APPENDIX A

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                                   Does Fantom
                                   Align with TSE
Corporate Governance Guideline     Guidelines?    Comments
------------------------------     -------------- --------
1. Board should explicitly assume                 The mandate of the Board is to oversee the
   responsibility for stewardship                 conduct of the Company's business. The
   of the Company and                             Board has approved guidelines on corporate
   specifically for:                              governance issues which set out the manner
                                                  in which it will discharge its
                                                  responsibilities in this regard, in some
                                                  cases with the assistance of Committees of
                                                  the Board. The objective of the Board is to
                                                  maximize shareholder value in a manner
                                                  which is consistent with good corporate
                                                  citizenship, including fair treatment of
                                                  the Company's employees, customers and
                                                  suppliers. The Board expects management to
                                                  perform in a manner consistent with
                                                  achieving these objectives.
  a.  adoption of a strategic           Yes       The Board is responsible for the overall
      planning process                            strategic direction of the Company, and
                                                  approves major new product development
                                                  programs and debt and equity financing.
                                                  Strategic planning and the review of
                                                  strategies developed by management are the
                                                  principal items of business at one Board
                                                  meeting each year and strategies and their
                                                  implementation are regularly discussed at
                                                  other meetings of the Board.
  b.  identification of principal       Yes       The Board's duties include the review of
      risks, and ensuring the                     overall business risks and of the Company's
      implementation of risk                      practices and policies for dealing with
      management systems                          such risks. In addition, the Audit
                                                  Committee, has been mandated to assess the
                                                  principal risks which the Company faces
                                                  and, where appropriate, to propose to the
                                                  Board the implementation of risk management
                                                  systems.
  c.  succession planning               Yes       The Compensation Committee of the Board
      including appointing,                       reviews the Company's overall compensation
      training and monitoring                     philosophy, and corporate succession and
      senior management                           development plans at the executive officer
                                                  level. This Committee has been mandated to
                                                  review the annual performance of the chief
                                                  executive officer and to make
                                                  recommendations to the Board with respect
                                                  to the chief executive officer's
                                                  remuneration. The Compensation Committee
                                                  also oversees the operation of the
                                                  Company's pension plans.
  d.  communications policy             Yes       The Company has a policy of keeping its
                                                  shareholders and other stakeholders
                                                  informed of material developments both
                                                  through compliance with statutory
                                                  disclosure obligations and through
                                                  provision of additional relevant
                                                  information. In addition, the Board has
                                                  instructed management to be available to
                                                  shareholders to respond to questions and
                                                  concerns and to report to the Board in such
                                                  regard. Shareholder concerns are dealt with
                                                  on an individual basis, usually by
                                                  providing requested information.

                                   Does Fantom
                                   Align with TSE
Corporate Governance Guideline     Guidelines?    Comments
------------------------------     -------------- --------
  e.  integrity of internal             Yes       The Board, through the Audit Committee,
      control and management                      oversees the integrity of the Company's
      information systems                         internal control and management information
                                                  systems.
2. Majority of directors should         Yes       The majority of the Company's directors are
   be "unrelated" (independent                    unrelated to the Company, in that they are
   from management and free from                  independent of management and are free from
   interfering interests)                         any interest, business or other
                                                  relationship (other than any arising from
                                                  shareholding) which could, or could
                                                  reasonably be perceived to, materially
                                                  interfere with their ability to act with a
                                                  view to the best interests of the Company.
3. Disclose Board's analysis as         Yes       The Board has determined that there are
   to whether each director is                    only two directors who are related, being
   unrelated                                      Allan D. Millman, by virtue of his position
                                                  as President and
                                                  Chief Executive Officer of the Company, and
                                                  Walter J. Palmer, by virtue of his being a
                                                  partner in Fasken Martineau DuMoulin LLP,
                                                  the Company's principal external legal
                                                  counsel.
4. Appoint a Committee                  Yes       The Chair of the Board submits to the
   responsible for proposing and                  Corporate Governance Committee candidates
   assessing directors                            for nomination to the Board. If a candidacy
                                                  is endorsed by the Corporate Governance
                                                  Committee, it is then submitted to the
                                                  Board.
5. Implement a process for               No       While there is no formal process for
   assessing the effectiveness of                 assessing directors on an ongoing basis,
   the Board, its Committees and                  the directors are free to discuss specific
   individual directors                           situations from time to time among
                                                  themselves and/or with the Chair of the
                                                  Board and, if need be, steps are taken to
                                                  remedy the situation, which steps may
                                                  include a request for resignation.
6. Provide an orientation and           Yes       The Chair of the Board is responsible for
   education program for new                      the provision of an orientation and
   directors                                      education program for each new director.
7. Examine size of the Board,           Yes       The Board has recently increased its size
   with a view to its                             to ensure a diversity of views and
   effectiveness                                  experience. The Board believes that its
                                                  current size is appropriate in light of the
                                                  current size and operations of the Company.
8. Review adequacy and form of          Yes       The Compensation Committee is responsible
   compensation of directors to                   for reviewing the adequacy and form of the
   reflect risks and                              compensation of directors.
   responsibilities
9. Committees should generally be       Yes       All of the Board Committees are comprised
   composed of outside directors,                 exclusively of outside directors, the
   a majority of whom are                         majority of whom are unrelated. The Chair
   unrelated                                      of the Board is responsible for
                                                  recommending to the Board nominees to its
                                                  Committees.

                                   Does Fantom
                                   Align with TSE
Corporate Governance Guideline     Guidelines?    Comments
------------------------------     -------------- --------
10. Assume or assign to a               Yes       The Corporate Governance Committee is
    Committee responsibility for                  responsible for developing the Company's
    approach to corporate                         approach to governance issues, including
    governance issues                             monitoring developments in corporate
                                                  governance theory and practice, reviewing
                                                  the mandates of the Board's Committees and
                                                  recommending changes, and assisting in
                                                  selecting a Chair of the Board.
11. Develop position descriptions        No       The Board has recently considered the
    for the Board and the CEO                     appropriateness of the implementation of
    involving definition of                       specific limits to management's
    limits to management's                        responsibilities and authority. Defined
    responsibilities, and approve                 limits have not yet been established but
    corporate objectives                          the issue is continuing to be addressed.
                                                  The corporate objectives which the
                                                  President and Chief Executive Officer is
                                                  responsible for meeting are determined by
                                                  the strategic plans and budget as approved
                                                  each year by the Board.
12. Establish structures and            Yes       The Chair of the Board, who is not a member
    procedures to enable the                      of management, is charged with ensuring
    Board to function                             that the Board can function independently
    independently of management                   of management.
13. Establish an Audit Committee        Yes       The Audit Committee of the Board consists
    with a specifically defined                   of only non-management directors. The
    mandate and consisting only                   mandate of the Audit Committee includes the
    of non-management directors                   review of the Company's audited financial
                                                  statements and reporting on such statements
                                                  to the Board before the statements are
                                                  approved by the Board. To fulfill this
                                                  responsibility, the Committee meets with
                                                  the Company's auditors to discuss the
                                                  financial statements and any concerns
                                                  raised by the auditors with respect to
                                                  financial presentation or disclosure, and
                                                  with respect to the Company's internal
                                                  financial controls. The Audit Committee
                                                  also recommends to the Board the auditors
                                                  to be appointed as the Company's auditors
                                                  at the annual meeting.
14. Implement a system to enable        Yes       Any individual director wishing to engage
    individual directors to                       an outside adviser at the expense of the
    engage outside advisers at                    Company in relation to a matter involving
    the Company's expense in                      the Company is permitted to do so provided
    appropriate circumstances                     such engagement is approved by the
                                                  Corporate Governance Committee.

                           FANTOM TECHNOLOGIES INC.

                                     PROXY

                    This proxy is solicited by management.

   The undersigned shareholder of Fantom Technologies Inc. ("Fantom") hereby appoints R. M. Meggeson of Willowdale, Ontario, or failing her A. D. Millman of Toronto, Ontario, or failing him W. J. Palmer of Toronto, Ontario, or
instead of any of the foregoing                    as the nominee of the
undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders to be held on October 26, 2000, or any adjournment thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or any adjournment thereof; provided, however, that without otherwise limiting the generality of the power hereby conferred, the nominee is specifically directed to vote the shares registered in the name of the undersigned as follows:

  1. Vote [_] or Withhold from voting [_] in the election of directors; and

  2. Vote [_] or Withhold from voting [_] in the appointment of the auditors and in the authorization of the directors to fix the auditors' remuneration.

   This proxy is solicited on behalf of the management of Fantom in connection with the annual meeting of shareholders of Fantom to be held on Thursday, October 26, 2000, or at any adjournment thereof. Shareholders have the right to appoint a person or persons to attend and act on their behalf at the meeting other than the nominees designated above and may exercise such right by inserting such other person's name in the blank space provided for that purpose in the form of proxy or by completing another form of proxy and, in either case, delivering the completed proxy to Fantom.

    --         --                      The shares represented by this proxy
                                    will be voted in accordance with any
                                    specification made on this form of proxy, and will be withheld from voting if so specified. In the absence of any such specification, such shares will be voted for the matter to be acted upon.



                                       If any amendments or variations to
                                    matters identified in the Notice of
                                    Meeting or if any other matters not
                                    identified in the Notice of Meeting
                                    properly come before the meeting, this
                                    proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the meeting.

                                   DATED this      day of ______________, 2000.

                                                 -----------------------------
                                                      Name of Shareholder
                                                        (Please Print)




    --         --                                -----------------------------
                                                   Signature of Shareholder

                                Metamorphosis by
                                     Design

                                   [GRAPHIC]

                                                                   ANNUAL REPORT

                                [LOGO OF FANTOM]

                               The Best of

                                    Science and

                               Technology

                                   Committed to

                               Humanity

It has been an exciting and challenging year at Fantom.
     Our metamorphosis from a single-product line and North American focus to a multi-product global competitor is well underway. In charting our path for change, we have leveraged our strengths in manufacturing and marketing, together with determination and commitment to research and development, to position Fantom to capitalize on this transition.

                                 [GRAPHIC]

     Our move to a new business paradigm will be driven by the launch of a series of next-generation products. Leading off will be the FANTOM(R) CALYPSO(TM) Microbiological Water Processor. This innovative countertop appliance, scheduled for introduction in the current fiscal year, incorporates processes used by the world's most advanced municipal water-treatment facilities to kill dangerous microorganisms. It also eliminates or reduces many other contaminants and provides great-tasting water. The CALYPSO(TM) product will participate in the multi-billion-dollar North American and international home water-treatment market, one that has excellent growth potential as concerns about water quality continue to rise, here and around the world.

annual report 2000                     1

     Fantom is also preparing to set a new standard of excellence in the floor-care industry with the introduction, in mid-calendar 2001, of a "wireless" vacuum that does the seemingly impossible.

     This remarkably quiet machine is designed to provide full power for up to an hour before its energy system needs to be regenerated. Consumers can anticipate performance equal to that of top-of-the-line corded vacuums without being tethered to the wall. Several proprietary innovations, including our new power-control technology, make this possible.

                                   [GRAPHIC]

     Our power-control technology transfers energy in the form of a specially-tuned electronic signal, called a "pulse-train", that is neither alternating nor direct current. It is designed to reduce the power requirements of electromechanical systems, extend the output of batteries and reduce recharging time. This should enable many cordless products to finally deliver on the promise of performance equivalent to traditional plug-ins. Over time, we expect this advanced technology to impact many consumer appliances and anticipate it will lead to licensing opportunities.

     Our microbiological water processor, "wireless" vacuum and power-control technology are just the beginning of the exciting developments made possible through our strategic alliance with Omachron Technologies, Inc. Already our strategically focused applied research programs are yielding new possibilities in a wide range of scientific fields. Together we are developing a universal thermal energy cell that we believe employs several novel concepts that could enable it to operate efficiently as an electrical generator or as a heat pump. This invention, for which thirteen utility patent applications have been filed, flows from extensive research and development work.

     Potential applications of the energy cell span a broad spectrum of household products including small appliances such as vacuum cleaners, lawn mowers and leaf blowers. Additional uses may include portable power generators; portable light emitters; gas-fired furnaces; and air conditioning, refrigeration, freezing and cryo-cooling systems. As a next step, we plan to embody the technology in a prototype product and have its performance characteristics assessed by third parties. This will assist us in evaluating the commercial viability of the energy cell.

     In fiscal 2000, our dual-cyclonic vacuum business came under intense pressure, particularly in the latter part of the year. All of our major competitors have now introduced bagless vacuums in response to widespread consumer demand, generated in part by the excellence of Fantom's products and award-winning marketing programs. This has resulted in increased "clutter" at retail, a higher level of perceived interchangeability of products among consumers and a cycle of price reductions.

     Fantom's revenue for fiscal 2000 (twelve months ending June 30, 2000) declined 14.2% to $207.6 million. Net income was $2.1 million compared to $14.2 million for fiscal 1999. Earnings per share were $0.23 (based on 9,092,228 shares outstanding) compared with $1.58 (based on 9,002,060 shares outstanding) for the previous year.

     Financial information in this report is expressed in Canadian dollars, unless otherwise noted.
                                   [GRAPHIC]

     By aggressively reducing costs and repositioning retail price points, we have taken steps to strengthen our core business. In addition, to create added consumer value, we recently introduced a new "Limited Edition" version of the FURY(R) vacuum and plan to enhance this and other models in the line in the first half of calendar 2001.

     When the current metamorphosis is complete, we expect Fantom to emerge as a global competitor equipped with a portfolio of breakthrough products based on patented, leading-edge technologies. In addition to capitalizing on our extensive and diverse distribution channels in North America, we also plan to develop profitable avenues to international markets through licensing and joint ventures. These factors, together with our proven marketing acumen and manufacturing excellence, should enable us not only to execute our aggressive business plan for the coming year, but also to fulfill our mission "to bring the best of science and technology to humanity". Our first two new products - the CALYPSO(TM) Microbiological Water Processor and the "wireless" vacuum - are anticipated to begin to have a materially positive impact on financial results in fiscal 2002. We encourage you to take a few minutes now to learn more about the exciting things we believe the future has in store for your company!

annual report 2000                     3

The FANTOM(R) CALYPSO(TM)

Microbiological
Water Processor

It Does What No Filter Alone Can Do!

The Power of Ozone

Ozone is a form of oxygen. The oxygen in the air we breathe consists of two oxygen atoms, while the ozone molecule consists of three. This makes ozone very reactive and a powerful oxidizing agent, which in turn makes it an excellent disinfectant. Ozone is one of the most powerful, safe oxidants available for water treatment. It can kill harmful microorganisms such as E. coli, Cryptosporidium, Giardia, Salmonella, Hepatitis A, Poliovirus, Cholera and Rotavirus.

Climate change, acid rain, increased human and livestock wastes, improper treatment and disposal of wastewater, and aging water distribution systems all contribute to the real and growing threat to many of our drinking-water sources. The CALYPSO(TM) product uses a two-stage process of ozonation and filtration to kill harmful microorganisms and reduce or eliminate numerous other contaminants. The result is fresh, clean, great-tasting water.

People want cleaner, safer water

Almost 90% of Americans rank drinking-water safety as one of their highest priorities, equal to crime prevention and ahead of protecting the environment.1 The Water Quality Association's 1999 research shows that 72% of Americans are concerned about their water, and that 62% are using water-treatment devices, drinking bottled water or both.2 In fact, the bottled-water market in the United States is now five-billion dollars (U.S.) in size.3

The FANTOM(R) CALYPSO(TM) product is like a miniature, state-of-the-art municipal water-treatment facility or bottled-water plant that rests on the kitchen counter.

It allows consumers to take control over the quality of their drinking water at the point of use. The machine's ability to kill dangerous microorganisms sets it apart from other household water-treatment devices. In the first stage of the treatment process, ozone is bubbled through the water to kill bacteria, including E. coli, viruses and protozoa such as Cryptosporidium and Giardia.

1.   CMF & Z Marketing Communications, Spring 2000 Food Safety Study
2. The 1999 National Consumer Water Quality Survey - Water Quality Association, January 1999
3.   Beverage World Magazine, April 15, 2000 - Oh, What a month! by Greg W.
     Prince

In the second stage, the water is processed through a custom-blended carbon-block filter. This step reduces the concentrations of heavy metals such as lead and mercury, contaminants such as oils, fats, greases and chlorine, and a wide range of volatile organic compounds, such as benzene, carbon tetrachloride and toluene. Importantly, the minerals that provide water with its good taste, such as calcium, magnesium and potassium, are left in. Fluoride is also allowed to pass through the filter, providing reassurance for parents concerned about the dental health of their children.

                                   [GRAPHIC]

annual report 2000                     5

Ozone - Past and Present

Discovered by the Dutch scientist Van Marum in 1783, ozone was first used to purify drinking water in Nice, France in 1906. Ozone is now used extensively in Europe. In North America, ozone was first used in Whiting, Indiana in the 1940s. More recently, the cities of Los Angeles, California and Dallas, Texas built two of the world's largest ozonation plants to purify their cities' drinking water. Many other of the most modern municipal water-treatment facilities incorporate this process. In total, ozonation is used in over 3000 municipal treatment facilities worldwide.

1. PRE-FILTER SCREEN TRAPS SEDIMENT AND PARTICULATES

2. OZONE KILLS HARMFUL MICROORGANISMS
   BACTERIA, including E. coli and Samonella. VIRUSES, such as Hepatitis A and Poliovirus. PROTOZOA, including Cryptosporidium and Giardia.

                                   [GRAPHIC]

Convenience and Confidence

The FANTOM(R) CALYPSO(TM) Microbiological Water Processor is easy to use. In minutes, microorganisms are killed and the water is filtered and dispensed into the clean-water carafe, ready to drink. A computer-controlled monitoring system oversees the treatment process. The status light flashes to give adequate warning when the filter needs to be replaced, which for a typical family of four should be about once a year. Notably, the appliance is designed to shut down when the filter is spent.


                                   [GRAPHIC]


3. CARBON-BLOCK FILTER ELIMINATES CONTAMINANTS
   Custom-formulated carbon-block filter reduces chemicals and impurities.

   Leaves in Minerals desirable for taste, like calcium, potassium, and magnesium.

   Filter lasts about a year.

4. PROCESSOR DISPENSES DELICIOUS WATER
   Fills the 2-liter carafe automatically. Or, manually dispenses a glassful at a time.

5. COMPUTER CONTROLS THE PROCESS
   A sophisticated computer-controlled monitoring system oversees the treatment process.

                                   [GRAPHIC]

annual report 2000                     7

                  A New Paradigm in Vacuum Cleaner Technology

                      Power, Performance, Freedom, Quiet

                                   Wireless

                                   [GRAPHIC]

A full-power, full-performance, "wireless" vacuum that's quiet -- sound impossible? Not any more! Fantom's new entry, planned for mid-calendar 2001, offers this and much more.

Consumers told us that a cord-free vacuum that really performed would be the product of their dreams - so we took up the challenge.

Fantom's new "wireless" vacuum is a full-performance machine designed to operate at full power for up to an hour before its energy system needs to be regenerated.

It is engineered to deliver peak cleaning performance, without the need to be tethered to a wall. The heart of the vacuum is Fantom's power-control technology, which transfers energy in the form of a specially-tuned electronic signal, called a "pulse-train". This proprietary technology reduces the power requirements of the vacuum without affecting its useful output.

Fantom's "wireless" vacuum will be equipped with a convenient on-board charging unit. Just plug it into any available wall outlet using the integral cord. An easy-to-read energy gauge will let users know how much vacuuming time is available. Wasted energy is often revealed by excessive noise and waste heat. The new Fantom "wireless" vacuum is designed to minimize both.


      Library-Quiet

                                   [GRAPHIC]
      Freedom

The advanced technology used in our machine is expected to enable it to operate on about 100 watts of power compared with over 1000 watts for the Company's existing corded vacuums. With quiet operation, consumers will be able to use this exciting new vacuum without disrupting other members of the household.

annual report 2000                     9

                          New to Our Upright Family:

                     The FANTOM(R) FURY(R) Limited Edition


The FANTOM(R) FURY(R) Limited Edition, with its trendy accent colour, conveys a fresh and fashionable appearance. Its new GRIP `N' GO(TM) handle and telescopic wand take above-floor cleaning to a new level of convenience. A low-profile base and focused-beam headlight add further touches of sophistication. The
FURY Limited Edition upright made its retail debut in August 2000. The new packaging is eye-catching, and its smaller, "space-conscious" box-size makes it easier than ever to display.

                                   [GRAPHIC]


1.   New GRIP `N' GO(TM) handle and telescopic wand for above-floor cleaning.

2. Lightweight and adjustable, telescopic cleaning wand provides up to ten feet of reach - perfect for cleaning stairs or bare floors.

3.   Focused-beam headlight provides more light for dark nooks and crannies.

4. Sleek, low-profile design makes it easier to attack dust bunnies -- even those hiding under the bed!

As with all of our FANTOM(R) dual-cyclonic vacuums, the FURY(R) Limited Edition model provides essential features that over three million FANTOM vacuum owners love: continuous full cleaning power, versatility, HEPA filtration and, of course, no bags!

[GRAPHIC]                                                              [GRAPHIC]

                                                                     "I love it.

                     I just can't believe how much dirt goes into the canister."

                                               Lori P., Huntington, Pennsylvania

What FANTOM(R) FURY(R) owners tell us about their vacuums1

93% love their vacuum
     "I cannot believe how much it picks up. I thought my home was fairly clean. Wrong! It's a great machine."
     Jeanette S., Fort Myers, Florida

92%  would recommend it to family and friends
     "It was recommended by my sister who has three pets and it is wonderful. I`m actually embarrassed by the amount of hair and dirt it pulls up. I will pass on the good word."
     Robert S., Tonawanda, New York

93%  say it is worth the price they paid
     "This is our second one. Now we have one for each floor. We love it!" Mrs. Sterling H., Grand Island, New York

90%  say it cleans carpets better than their previous vacuum
     "It's the best vacuum I have ever had. I'm surprised how it picks up everything."
     Grace D., North Bay, Ontario

94%  of allergy sufferers claim it filters better than their old vacuum
     "The HEPA filter does not let dust and dirt escape back out into the air. No bags. Phenomenal power!"
     Elizabeth K., Port St. Lucie, Florida

1    FANTOM(R) FURY(R) vacuum owners
     Use and Attitude Study - June, 2000

annual report 2000                   11

The THUNDER(R), LIGHTNING(R), FURY(R) and CYCLONE XT(R) Vacuums

 ...set the Standard for a New Generation of Floor-Care Products

 .    Patented dual-cyclonic cleaning action
 .    100% cleaning power, 100% of the time(TM)
 .    See-through collection bins that can be easily emptied
 .    No bags
 .    Easily-activated above-floor cleaning wands
 .    HEPA filters - capture 99.97% of dust, dirt and allergen particles down to
     0.3 microns in size
 .    On-board tools

[GRAPHIC]

                                STAIRHUGGER(R)


FANTOM(R) LIGHTNING(R)
Unique STAIRHUGGER(R) design enables the vacuum to sit on steps without tipping or slipping.

                                                                       [GRAPHIC]

                               Rugged and Robust

[GRAPHIC]

FANTOM(R) THUNDER(R)
Rugged and robust, ready for the toughest task!

The FANTOM(R) FURY(R)
Slim and lightweight - maneuvers easily into hard-to-reach places.

                                   [GRAPHIC]

"The FANTOM(R) CYCLONE XT(R) Show"
won the Electronic Retailing Association award for the Best Infomercial Production over $150,000 (U.S.) in October 1999.

FANTOM(R) CYCLONE XT(R)
Two-motor system for top-of-the-line performance.

annual report 2000                     13

                            Metamorphosis by Design

                             Managed Change for a
                                    Better Future

We hope you have enjoyed learning about the exciting initiatives underway at your company. The challenges that we faced in the past year came from many directions, but we believe that the first steps in our planned transformation to a multi-technology global competitor will soon be complete.

                                   [GRAPHIC]

In designing the transition to our future, we have not abandoned our roots. Our reputation for innovation and quality in floor care will be nurtured by the recent introduction of the FURY(R) Limited Edition model, further enhancements to our existing products, and the planned launch of our revolutionary new "wireless" vacuum. In spite of the competitive pressures we have faced in recent months, we are determined to protect and expand the floor-care business we have developed.

Our transformation builds on the foundation of Fantom's core business. Through our alliance with Omachron Technologies, Inc. we are applying advanced science to everyday living as we work to develop a wide range of consumer products that are both "best-in-the-world" and "first-in-the-world". The ozonation technology used in our microbiological water processor and the power-control technology, which we expect to propel the "wireless" vacuum to unprecedented levels of performance, are merely the starting point.

As of September 5, 2000, eighty-five utility patent applications had been filed for technologies that Fantom has acquired through its association with Omachron. Of these, nineteen have already been allowed by the United States patent office.

Because of the breadth of technologies being developed and the wide range of markets in which they could be applied, we plan to capitalize on our research and development investment through licensing and strategic joint ventures, in addition to marketing finished products through Fantom's existing channels of distribution.

                                   [GRAPHIC]

Join us as our metamorphosis unfolds.

/s/ Rikki Meggeson                      /s/ Allan Millman

Rikki Meggeson                         Allan Millman
Chair of the Board                     President and Chief Executive Officer

annual report 2000                     15

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with the financial statements and related notes included in the 2000 annual report to shareholders. Financial information is expressed in Canadian dollars, unless otherwise noted.


RESULTS OF OPERATIONS

Sales

The Company's revenue in fiscal 2000 declined 14.2% from the previous year to $207.6 million. Unit shipments of vacuums decreased 16.4%. The average revenue per vacuum increased 1.0% due to a shift in mix in favour of the higher priced FANTOM(R) CYCLONE XT(R) model. Price reductions were implemented across all models during the course of the fiscal year and averaged 4.7%.

Shipments to the United States in fiscal 2000 accounted for 87.6% of total revenue, compared with 90.6% for fiscal 1999. Essentially all of the Company's sales in both years consisted of dual-cyclonic vacuums and related accessories.

The distribution of revenue between the United States and Canada, and between retailers (including distributors) and direct-response programs, was as follows:

Revenue
(Millions of Dollars)       United States            Canada               Total
                             2000     1999     2000    1999       2000      1999
                            ----------------------------------------------------
Retail                      172.7    207.5     25.3    22.3      198.0     229.8
Direct-Respons                9.2     11.7      0.5     0.5        9.7      12.2
--------------------------------------------------------------------------------
Total                       181.9    219.2     25.8    22.8      207.6     242.0

Shipments of FANTOM(R) vacuums to retailers in the United States in fiscal 2000 decreased 16.8% from the previous year due mainly to increased competitive activity within the bagless segment of the vacuum cleaner market. Aggregate sales of products to the Company's five largest customers were $100.9 million, comprising 48.6% of total revenue, compared to $122.7 million and 50.7% respectively for the previous year.

Sales through the Company's direct-response programs in fiscal 2000 declined
    $2.5 million from the previous year to $9.7 million. Total media spending was $17.8 million compared to $17.1 million in fiscal 1999; all of the spending in both years was for television time. Of the total media spending in fiscal 2000, 78.1% was for short-form spots (30, 60 and 120 seconds in length), and the remaining 21.9% for 30-minute infomercials. This compares with 73.5% and 26.5% respectively for fiscal 1999.

Cost of Goods Sold

Cost of goods sold, as a percentage of sales, was 65.3% in fiscal 2000 compared with 64.2% in fiscal 1999. Positive impacts on margin included the drop in value of the Canadian dollar relative to the United States dollar, net of hedging effects (approximately 3.1 percentage points); a shift in mix toward higher margin models (approximately 1.5 percentage points); and the year-over-year impact of the Company's cost reduction programs (approximately 0.5 percentage points). Offsetting these were the impact of price reductions (approximately 4.7 percentage points) and negative production variances resulting from operating the Company's two factories at lower production volumes (approximately 1.5 percentage points).

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 5.8% in fiscal 2000 to $66.8 million. As a percentage of sales, they increased to 32.2% from 26.1% in fiscal 1999. Media spending increased 4.5% over fiscal 1999 to $17.8 million. Co-op advertising spending (which is advertising controlled by the retailer which includes the supplier's product and for which the supplier agrees to pay a portion of the costs) increased to $12.0 million from $10.3 million. Warranty costs increased to $3.5 million from $1.5 million in fiscal 1999 due to the increasing number of FANTOM(R) vacuums in consumers' homes and a higher incidence level of repairs for the Company's LIGHTNING(R) canister. The higher level of repairs for the LIGHTNING(R) canister was largely due to manufacturing issues which occurred prior to fiscal 1999. Expenses associated with refurbishing product rose to $5.7 million from $4.3 million, due mainly to increased volumes.

Research and Development Spending

Research and development spending in fiscal 2000 totaled $7.0 million (fiscal
    1999 - $5.7 million), net of research and development tax credits of $0.5 million (fiscal 1999 - $0.6 million). Of the total spending, $2.7 million was capitalized (fiscal 1999 - $3.1 million), net of research and development tax credits of $0.1 million (fiscal 1999 - nil), and was mainly for various technologies that were acquired, industrial designs for a number of new products under development, and patent applications for new technologies and products. Additions to deferred costs totaled $2.1 million (fiscal 1999 -$1.2 million), net of research and development tax credits of $0.3 million (fiscal 1999 - nil), and consisted mainly of expenditures related to the Company's new microbiological water processor and "wireless" floor-care product. Amounts expensed were $2.2 million (fiscal 1999 - $1.4 million), net of $0.1 million of research and development tax credits (fiscal 1999 -$0.6 million), and were mainly for research and development staff and materials. Net Income

Net income in fiscal 2000 was $2.1 million compared with $14.2 million in fiscal
    1999. The decrease was due mainly to the decline in revenue and the impact of absorbing fixed costs over lower production volumes.

annual report 2000                     17

FINANCIAL CONDITION

During fiscal 2000, $2.5 million of cash was used for operations compared with $16.9 million generated in fiscal 1999. The decrease in cash flow from operations in fiscal 2000 was due mainly to the decrease in net income. The investment in non-cash operating working capital increased by $8.1 million due mainly to an increase in income taxes receivable of $7.3 million and a decrease in income taxes payable of $1.1 million. During fiscal 1999, cash in the amount of $6.0 million was generated from closing currency-hedging contracts that had maturity dates beyond the end of the fiscal year. This was done to take advantage of opportunistic shifts in the value of the Canadian dollar relative to the U.S. dollar. Since these gains were derived as a function of the Company's comprehensive hedging program, they were deferred until the period in which the original hedge would have matured. As a result, $3.8 million was recognized in fiscal 2000 pre-tax income, and a further $2.2 million was deferred until fiscal 2001. Items not requiring cash in fiscal 2000 included depreciation of $3.3 million and a deferred tax increase of $3.6 million.

Cash in the amount of $1.0 million was provided in fiscal 2000 from the exercise of stock options. Capital expenditures during the year were $9.1 million and were mainly for tooling and equipment for the new FANTOM(R) CALYPSO(TM) Microbiological Water Processor ($3.6 million); for the acquisition of new technologies, industrial designs for new products and patent applications for new technologies and products ($2.7 million); and for replacements, repairs and modifications to tools for existing products and expenditures related to manufacturing and infrastructure ($2.8 million).

The Company's bank indebtness as at June 30, 2000 was $6.3 million compared with a positive cash balance of $9.4 million at June 30, 1999. Key ratios compared to the previous year were as follows:

                                                                 As at June 30,
                                                 ------------------------------
                                                         2000              1999
                                                 ------------------------------
    Current Assets to Current Liabilities                1.75              2.00
    Total Liabilities to Tangible Net Worth              0.72              0.67

Effective September 1998, the Company modified its credit arrangement with a Canadian chartered bank to enhance the Company's ability to exploit potential opportunities with respect to new product development and growth. The amended arrangement allows the Company to borrow up to $35.0 million for operating purposes, $4.0 million for capital expenditures, and $20.0 million to assist with research and development expenditures. The research and development facility is renewed annually at the Company's request and the Bank's option. The facility was renewed during fiscal 2000 and extended to January 2001. Interest on the general operating line is at the prime rate of the Canadian chartered bank, interest on the capital line is prime plus 1/2%, and interest on the research and development line is prime plus 1%. The $4.0 million capital line, $20.0 million of the general operating line, and the $20.0 million research and development line are subject to a 1/8% per annum standby fee. The availability on the general operating line is subject to a formula based upon receivable and inventory levels. All loans are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets. As at June 30, 2000 the unused amount available under the facility was $52.6 million versus $58.9 million as at June 30, 1999.

OUTLOOK

The Company believes that it is positioned to expand its business in North
    America and abroad by introducing the CALYPSO(TM) Microbiological Water Processor, by launching a new full-power, long-life "wireless" vacuum, and by enhancing its line of dual-cyclonic vacuums. The two new products are expected to begin to have a materially positive impact on financial results in fiscal 2002. Longer term, the Company believes it can further increase revenue by introducing additional new products arising from its research and development efforts with Omachron Technologies, Inc.

The Company has various agreements with the licensor of its dual-cyclonic technology which provide it with the exclusive right (except for a special purpose license to a direct-marketing company) to sell upright vacuum-cleaning devices utilizing dual-cyclonic technology in the United States and Canada, and the exclusive right to sell canister and backpack products utilizing the same technology in the United States and Canada.

The electric floor-care industry is highly competitive and includes the following major competitors: Bissell Inc.; Eureka Co.; Hoover Company; Matsushita Electric Works, Ltd.; and Royal Appliance Mfg. Co. Of these major competitors, Eureka Co., Hoover Company and Royal Appliance Mfg. Co. all have forms of cyclonic vacuums that compete directly with the Company's line of dual-cyclonic vacuums. These companies, as well as others, are expected to introduce further new products that will compete with those of the Company. The introduction of competitive cyclonic products had a significant negative impact on sales of the Company's dual-cyclonic products during fiscal 2000. The Company is uncertain as to the extent of the negative impact these and other new products will have on its sales and net income in future periods.

The Company has been pursuing a program to acquire and develop a number of technologies for various household appliances and other consumer and commercial products. In August 1998 it entered into a series of agreements with Omachron Technologies, Inc. to acquire and develop several technologies. The Company intends to spend significant amounts on research and development over the next several years, with expenditures expected to be not less than $5 million per year. In addition, depending on the speed with which new products are developed, it could spend as much as $20 million in any given year for tooling, manufacturing equipment, and pre-launch marketing activities and materials. As of September 5, 2000, eighty-five utility patent applications had been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, nineteen had already been allowed by the United States patent office.

The Company believes that the technologies it has, and is continuing to acquire and develop, are significant and could lead to substantial business growth. The Company is targeting to launch two new products by mid-calendar 2001: the CALYPSO(TM) Microbiological Water Processor and the full-power "wireless" vacuum.

The Company's CALYPSO(TM) Microbiological Water Processor is designed to kill microorganisms such as E. coli, Giardia and Cryptosporidium; to reduce heavy metals such as mercury and lead as well as oils, fats, grease, pesticides, herbicides, chlorine and other trace impurities; and to eliminate a wide range of volatile organic compounds such as benzene, atrazine, trihalomethanes and 2,4-D. The product leaves in fluoride as well as minerals such as calcium, magnesium and potassium. It incorporates a computer-controlled monitoring system to check various aspects of its operation and to provide information to users regarding the status of the system.

annual report 2000                     19

The Microbiological Water Processor utilizes ozone to kill microorganisms as well as a custom-formulated carbon-block filter to remove many other contaminants. The Company's technological developments enable relatively strong concentrations of ozone to be produced in small, low-cost embodiments with small energy inputs.

The Company plans to sell the water processor to many of the retailers that purchase its existing floor-care products and to build consumer awareness and demand at retail using direct-response television advertising. The Company expects that this product will be the first of a line of water-treatment products, and that it may lead to international licensing opportunities.

Given the uncertainties inherent in the development of new technology and the time delays which often arise in the process of developing new products based on innovative technology, as well as the uncertainties associated with entering a new market segment, it is not possible to forecast sales of the microbiological water processor, or its effect on net income, with any degree of accuracy.

The full-power "wireless" floor-care product the Company plans to introduce is targeted to enable the Company to compete in a retail price segment higher than that of its dual-cyclonic vacuums. Up-front spending for design and development, tooling and assembly equipment, and pre-launch marketing materials is expected to amount to approximately $7 million. Due to the uncertainties associated with a new product launch and with competing in a higher price segment, it is not possible to forecast sales of the new product, or its effect on net income, with any degree of accuracy.

The Company has developed new power-control technology for use with its "wireless" vacuum. The power-control technology transfers energy in the form of a specially-tuned electronic signal, called a "pulse-train", that is neither alternating nor direct current. It is designed to reduce the power requirements of electromechanical systems as well as extend the output and reduce the recharging time of batteries. The Company believes that, over time, this might enable many cordless products to perform more equivalently to traditional plug-ins. The Company has acquired exclusive rights to the power-control technology for a range of consumer products and plans to incorporate the technology into its own product lines as well as offering licenses to allow the technology to be used by other companies.

The Company is also developing a universal thermal energy cell that it believes employs several novel concepts that could enable it to operate efficiently as an electrical generator or as a heat pump. Potential applications span a broad spectrum of household products including small appliances such as vacuum cleaners, lawn mowers and leaf blowers. Additional uses may include portable power generators; portable light emitters; gas-fired furnaces; and air conditioning, refrigeration, freezing and cryo-cooling systems.

Based upon the uncertainty associated with the development and application of new technology, the Company is unable to determine the extent to which future commercialization of these technologies will impact the Company's results.

The Company is highly dependent on a small number of scientists, and in particular one chief scientist, to direct research activities for the development of new technology and product embodiments based on such technology. The Company has a commitment for the services of the chief scientist that extends, at the Company's option, until 2005. The loss of availability of the chief scientist could have a material adverse effect on the Company's outlook and future results of operations.

During fiscal 2000 the Company entered into transactions with a barter and media company. The transactions principally consisted of the sale of refurbished vacuum cleaners for a combination of cash and barter credits. The inventory value of the goods sold was $8.3 million. As the goods were not physically shipped from the Company's premises prior to the fiscal 2000 year-end, nor any significant amounts of cash and barter credits realized, no material accounting entries were made in fiscal 2000 regarding the transactions. The Company is uncertain as to how long it will take to realize the full value of the goods sold by way of the cash and barter credits.

Given the Company's extensive sales activities in the United States and manufacturing operations in Canada, the Company's results are sensitive to changes in the exchange rate between the Canadian and U.S. dollar. To help offset the effect of adverse currency fluctuation, the Company maintains a hedging program consisting mainly of the purchase of forward contracts to sell U.S. dollars. As of June 30, 2000 the Company held future contracts to sell U.S. $75.0 million expiring at various dates during fiscal 2001 at an average rate of Cdn. $1.47; and U.S. $59.0 million expiring at various dates during fiscal 2002 at an average rate of Cdn. $1.47. A protracted rise in the relative value of the Canadian dollar would have a negative effect on net income for the Company. Based on the Company's fiscal 2000 results, a rise in value of the Canadian dollar of 1 cent, without the protection of hedging, would adversely affect net income by approximately $0.4 million.

Effective for the Company's fiscal period beginning July 1, 2000, the Canadian
    Institute of Chartered Accountants (CICA) changed the accounting rules applying to both pension benefits and post-employment benefits other than pensions. The latter change is similar to the changes made in 1993 in the United States under SFAS 106. The new rules move the accounting for non-pension benefits to an accrual basis from the cash accounting basis presently used by most companies, and also require that a prescribed year-end market rate be used for valuing the future liabilities of both non-pension and pension benefits.

Also effective July 1, 2000, the CICA changed the accounting rules applying to corporate income tax. Under the new standard, tax assets and tax liabilities must be measured by using tax rates and laws that are expected to apply to taxable income in the periods when the assets or liabilities are expected to be realized or settled.

Management has not completed the determination of the impact of these accounting changes on the financial position of the Company at July 31, 2000. These accounting changes do not affect cash flow of the Company.

annual report 2000                     21

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Fantom Technologies Inc. have been prepared by the management of the Company who are responsible for their integrity and objectivity. To fulfill this responsibility, the Company maintains appropriate systems of internal control, policies and procedures to ensure that its reporting practices and accounting and administration procedures are of high quality. The financial information presented throughout this Annual Report is consistent with the information contained in the financial statements.

The Company's Audit Committee is appointed by the Board of Directors annually.
    This Committee meets annually with management, as well as the independent auditors, to satisfy itself that management and the independent auditors are each properly discharging their responsibilities, and to review the financial statements and the independent auditors' report. The Audit Committee reports to the Board of Directors prior to the Board approving the financial statements for issuance to the shareholders.

The financial statements have been examined by KPMG, the Company's independent auditors, on behalf of the shareholders. Their report outlines the nature of their examination and expresses their opinion on the financial statements of the Company.


/s/ Allan D. Millman

Allan D. Millman, President and Chief Executive
Officer August 18, 2000


AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Fantom Technologies Inc. as at June 30, 2000 and 1999 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP, Chartered Accountants
Hamilton, Canada
August 18, 2000

CONSOLIDATED STATEMENTS
   OF INCOME AND RETAINED EARNINGS

FANTOM TECHNOLOGIES INC.

                                                                                                 Years ended June 30, 2000 and 1999
                                                                                      ---------------------------------------------
                                                                                                   2000                        1999
                                                                                      ---------------------------------------------

Sales                                                                                     $ 207,646,115               $ 242,045,457
Cost of goods sold                                                                          135,507,033                 155,492,659
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             72,139,082                  86,552,798

Expenses:
   Selling, general and administrative                                                       66,793,648                  63,116,152
   Research and development                                                                   2,212,574                   1,359,072
   Finance charges                                                                             (152,140)                    (75,826)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             68,854,082                  64,399,398
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                    3,285,000                  22,153,400

Income taxes (note 8)                                                                         1,230,000                   7,971,000
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                    2,055,000                  14,182,400

Retained earnings at beginning of year                                                       31,116,910                  18,015,632

Dividends (note 6)                                                                           (1,818,342)                 (1,081,122)


-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings at end of year                                                          $  31,353,568               $  31,116,910
===================================================================================================================================

Net income per share (note 10)
   Basic                                                                                  $        0.23               $        1.58
   Fully diluted                                                                          $           -               $        1.51
===================================================================================================================================

See accompanying notes to consolidated financial statements.

annual report 2000                    23

CONSOLIDATED BALANCE SHEETS

FANTOM TECHNOLOGIES INC.

                                                                                                          At June 30, 2000 and 1999
                                                                                      ---------------------------------------------
                                                                                                   2000                        1999
                                                                                      ---------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                              $           -                $  9,439,206
   Trade accounts receivable                                                                 26,476,312                  32,226,182
   Other receivables                                                                          1,750,779                   3,089,162
   Income taxes receivable                                                                    7,267,496                           -
   Inventories (note 2)                                                                      23,909,087                  19,835,717
   Prepaid expenses                                                                           3,152,299                   2,179,522
   Deferred income taxes                                                                        838,000                     954,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             63,393,973                  67,723,789
Advances receivable (note 3)                                                                    951,150                           -
Deferred development costs, net of amortization                                               4,140,494                   2,062,177
Property, plant and equipment, net (note 4)                                                  35,552,377                  29,010,139
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 104,037,994                $ 98,796,105
===================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness                                                                      $   6,332,500                $          -
   Trade accounts payable                                                                    21,764,909                  21,175,261
   Other payables and accruals                                                                5,944,041                   7,520,078
   Income taxes payable                                                                               -                   1,092,818
   Currency hedging exchange gains                                                            2,245,544                   2,510,831
   Current portion of capital lease obligations                                                       -                      21,856
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             36,286,994                  32,320,844
Currency hedging exchange gains                                                                       -                   3,482,790

Deferred income taxes                                                                         7,408,605                   3,926,274

Shareholders' equity:
   Share capital (note 6)                                                                    28,988,827                  27,949,287
   Retained earnings                                                                         31,353,568                  31,116,910
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             60,342,395                  59,066,197
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 104,037,994                $ 98,796,105
===================================================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director                     Director

/s/ Rikki Meggeson           /s/ Allan Millman

CONSOLIDATED STATEMENTS OF CASH FLOWS

FANTOM TECHNOLOGIES INC.

                                                                                                 Years ended June 30, 2000 and 1999
                                                                                      ---------------------------------------------
                                                                                                     2000                      1999
                                                                                      ---------------------------------------------

CASH PROVIDED BY (USED FOR):
Operations:
   Net income                                                                               $   2,055,000             $  14,182,400
   Items not requiring cash:
      Depreciation                                                                              3,338,583                 2,491,505
      Deferred taxes                                                                            3,598,331                   463,041
      Amortization of deferred development costs                                                  349,286                    59,152
Change in non-cash operating working capital(note 11)                                          (8,120,007)               (5,578,874)
(Decrease) increase in currency hedging exchange gains                                         (3,748,077)                5,311,090
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               (2,526,884)               16,928,314

Financing:
   Increase in bank indebtedness                                                                6,332,500                         -
   Payments on capital leases                                                                     (21,856)                 (217,617)
   Issuance of common shares and warrant                                                        1,039,540                   951,697
   Dividends paid                                                                              (1,818,342)               (1,081,122)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                5,531,842                  (347,042)

Investments:
   Additions to property, plant and equipment                                                  (9,065,411)              (10,484,772)
   Additions to deferred development costs                                                     (2,427,603)               (1,267,092)
   Increase in advances receivable                                                               (951,150)                        -
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              (12,444,164)              (11,751,864)
-----------------------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash                                                                    (9,439,206)                4,829,408
Cash and cash equivalents, beginning of year                                                    9,439,206                 4,609,798
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                      $           -             $   9,439,206
===================================================================================================================================

See accompanying notes to consolidated financial statements.

annual report 2000                    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              Years ended June 30, 2000 and 1999
                                          --------------------------------------
The Company is incorporated under the Business Corporations Act (Ontario). The principal business activities are the design, manufacture and sale of vacuum cleaning devices.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     These financial statements have been prepared on the basis of accounting principles generally accepted in Canada. The most significant of the policies followed by the Company are as follows:

(a)  Basis of consolidation:

     The consolidated financial statements include the accounts of the Company's 100% owned subsidiaries: Fantom Technologies Direct, Inc., Fantom Technologies USA Holdings, Inc., Fantom Technologies USA, Inc. and Fantom Technologies Intellectual Property, Inc.

(b)  Inventories:

     Inventories are stated at the lower of cost (first-in, first-out method) and net realizable value.

(c)  Property, plant and equipment:

     Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful asset lives at the following rates:

     --------------------------------------------------------
     Asset                                              Rate
     --------------------------------------------------------
     Building                                            2.5%
     Machinery and equipment                            10.0%
     Tools and dies                            10.0% to 25.0%
     Furniture and fixtures                             10.0%
     Computer equipment                                 20.0%
     Patents                                            10.0%
     License rights                                     20.0%
     --------------------------------------------------------

Leasehold improvements are amortized over the term of the lease.

(d)  Amortization of equipment under capital lease:

     Amortization of equipment under capital lease is included in depreciation expense. Such amortization is computed by the straight-line method using rates of 10.0% to 20.0% per year.

(e)  Research and development:

     Expenditures for research are expensed as incurred. Expenditures for development of new products to be sold are capitalized when management determines that the product is technically and commercially feasible, otherwise they are expensed as incurred. Deferred development expenses are stated at cost and are amortized over a period of 2 to 5 years.

(f)  Pension costs:

     The assets of the defined benefit pension plans are recorded at market values. The pension expense for the year includes adjustments for plan amendments and experience gains and losses which are being amortized on a straight-line basis over the expected average remaining service life of each plan's participants.

(g)  Segmented information:

     The Company currently manufactures and markets its products in one industry segment, that being vacuum cleaning devices. Sales made to customers located in the United States amounted to $181,893,000 (1999: $219,213,000). Property, plant and equipment, net of accumulated depreciation, located in the United States amounted to $1,408,000 (1999: $1,554,000).

     Sales to two customers for the year ended June 30, 2000 amounted to approximately 28% (1999: 32%) of total Company sales. At June 30, 2000 receivables outstanding from these sales were $6,463,000 (June 30, 1999:
     $7,898,000).

(h)  Foreign currency translation:

     The translation of foreign currency denominated balance sheet accounts is performed using current exchange rates in effect at the balance sheet date and for sales and expense accounts using average exchange rates during the period. Foreign exchange losses for the year ended June 30, 2000 of $810,000 (1999 gains: $1,693,000) resulting from translation are included in the results of operations for the year.

(i)  Revenue recognition:

     Sales and related costs are recorded by the Company upon shipment of products.

(j)  Warranties:

     The Company records a warranty accrual for estimated claims. The warranty on the FANTOM(R) products is for two years. It is the Company's practice to classify the entire warranty accrual as a current liability.

(k)  Use of estimates:

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(l)  Derivative financial instruments:

     The Company uses derivative financial instruments to reduce the risks related to exchange rate fluctuations on certain transactions. Accordingly, the Company defers any unrealized gains and losses on these instruments until such time that the underlying transactions are realized.

2.   INVENTORIES:

     Inventories are summarized as follows:

                                               2000                         1999
                                   ---------------------------------------------

     Raw materials                     $  5,106,591                 $  5,941,907
     Finished goods                      18,802,496                   13,893,810
     ---------------------------------------------------------------------------
                                       $ 23,909,087                 $ 19,835,717
     ===========================================================================

annual report 2000                    27

3.   ADVANCES RECEIVABLE:

     The Company has entered into arrangements with Omachron Technologies, Inc. (Omachron) covering the acquisition and development of a number of technologies for various household appliances and other consumer and commercial products. The Company has advanced amounts to a company related to Omachron in conjunction with these arrangements. The advances are non-interest bearing and due on demand; however, the Company does not expect to demand payment within the next year. The Company has the right to elect to recover the advances by reducing certain amounts which may be payable under the arrangements with Omachron. The advances are secured by a charge against property of a guarantor.

4.   PROPERTY, PLANT AND EQUIPMENT:

                                                                                                              2000              1999
                                                                                      ----------------------------------------------

                                                                                   Accumulated            Net book          Net book
                                                                       Cost       depreciation               value             value
     -------------------------------------------------------------------------------------------------------------------------------
     Land                                                      $     81,204       $          -        $     81,204      $     81,204
     Building                                                     1,879,470            280,503           1,598,967         1,298,855
     Leasehold improvements                                         535,596            126,014             409,582           450,314
     Machinery and equipment                                      6,678,367          1,839,364           4,839,003         4,700,576
     Tools and dies                                              20,523,676          6,576,035          13,947,641        15,336,368
     Furniture and fixtures                                       1,695,480            518,550           1,176,930           846,181
     Computer equipment                                           3,297,076            908,327           2,388,749         2,224,063
     Equipment under capital lease                                  776,815            574,565             202,250           345,890
     Patents                                                      2,408,564                  -           2,408,564         1,572,000
     License rights                                               2,276,250                  -           2,276,250         1,280,000
     Construction in progress                                     6,223,237                  -           6,223,237           874,688
     -------------------------------------------------------------------------------------------------------------------------------
                                                               $ 46,375,735       $ 10,823,358        $ 35,552,377      $ 29,010,139
     ===============================================================================================================================

5.   BANK LOAN AGREEMENTS:

     The Company has a credit facility with a Canadian chartered bank. The facility allows the Company to borrow up to a maximum of $35,000,000 for general operating requirements, $4,000,000 for capital expenditures and $20,000,000 to assist with research and development expenditures. The general operating component is subject to an availability formula based on trade accounts receivable and inventory. Interest on the general operating component is calculated at the prime rate of the Canadian chartered bank (7.5% at June 30, 2000), on the capital component at the prime rate plus 1/2% and on the research and development component at the prime rate plus 1%. Access to $20,000,000 of the general operating component, the $4,000,000 capital component and the $20,000,000 research and development component are subject to a 1/8% per annum standby fee on the daily unused portion. Any borrowings under this agreement are secured by a general assignment of book debts, a general security agreement and a mortgage on the Company's assets. At June 30, 2000, the unused amount available under the facility was $52,604,348 (fiscal 1999: $58,900,000).

6.   SHARE CAPITAL:

(a) Capital stock: The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of class A, preferred shares, issuable in series and an unlimited number of class B, preferred shares, issuable in series.

The issued share capital of the Company is as follows:

                                                          2000              1999
                                            ------------------------------------
     Common shares (note 6(b))                    $ 28,988,627      $ 27,949,087
     Warrant                                               200               200
     ---------------------------------------------------------------------------
                                                  $ 28,988,827      $ 27,949,287
     ===========================================================================

     ===========================================================================

     In August 1998, the Company issued to Omachron 50,000 common shares, and a warrant to purchase an additional 20,000 common shares, for an aggregate subscription price of $808,700. The warrant will become exercisable on August 10, 2000 and will be exercisable for three years thereafter at a price of $16.17 per common share.

(b)  Changes in common shares:

                                                       Shares             Amount
                                               ---------------------------------
     Outstanding at June 30, 1998                   8,950,608       $ 26,997,590
     Exercise of stock options                         20,000            142,997
     Shares issued from treasury for cash              50,000            808,500
     ---------------------------------------------------------------------------
     Outstanding at June 30, 1999                   9,020,608         27,949,087
     Exercise of stock options                        109,800          1,039,540
     ---------------------------------------------------------------------------
     Outstanding at June 30, 2000                   9,130,408       $ 28,988,627
     ===========================================================================

(c)  Stock option plans:

     The Company has established a Key Employees' Stock Option Plan (the "ESOP") and an Outside Director Share Option Plan (the "DSOP"). Options to purchase common shares of the Company under the Plans may be granted by the Board of Directors to certain employees and directors of the Company. In addition, the Board of Directors may grant options to independent consultants. At June 30, 2000, 199,500 of the 1,125,000 common shares reserved for issuance remain available for future grants.

     The exercise price for the common shares covered by the foregoing option arrangements is determined by the Board of Directors, but must not be less than the fair market value of the common shares at the time of the grant of the option. Options granted mature five years after the date of grant and vest no later than two years from the date of grant.

     Changes in the outstanding stock options relating to the plans:

                                                Number of       Weighted Average
                                                   Shares         Exercise Price
                                           -------------------------------------
     Outstanding at June 30, 1998                 387,500                 $ 9.75
     Granted                                      130,000                 $15.00
     Cancelled                                     (2,500)                $12.30
     Exercised                                    (20,000)                $ 7.15
     ---------------------------------------------------------------------------
     Outstanding at June 30, 1999                 495,000                 $11.21
     Granted                                      294,000                 $19.42
     Cancelled                                    (11,000)                $21.11
     Exercised                                   (109,800)                $11.43
     ---------------------------------------------------------------------------
     Outstanding at June 30, 2000                 668,200                 $14.94
     ===========================================================================

     Stock options granted during the year ended June 30, 2000 include 10,000 options to an independent consultant.

     At June 30, 2000, 325,200 options were exercisable at an average exercisable price of $11.09. The weighted average remaining contractual life of the options is 3.0 years.

     Effective July 1, 2000, the ESOP and the DSOP were amended to allow eligible participants to elect between exercising (i) options to purchase Common Shares or (ii) in lieu thereof, tandem stock appreciation rights entitling the participant to receive a cash payment equal to the value of such options. Any payment in respect of the tandem stock appreciation rights will be recorded as compensation expense at the time of payment.

(d)  Shareholder rights plan:

     On August 12, 1999, the Board of Directors adopted a Shareholder Protection Rights Plan (the "Plan"). The Plan was confirmed by the shareholders at the 1999 annual and special meeting of the shareholders held on October 21, 1999. The Plan will terminate at the annual meeting of shareholders in the calendar year 2002. The purpose of the Plan is to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that does not treat all shareholders equally or fairly.

     Under the Plan, each shareholder will be issued one right for each common share. The rights become exercisable at the close of business on the tenth trading day after the earliest of (i) the first date of public announcement of facts indicating that a person (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Company's outstanding voting shares, subject to certain exceptions; (ii) the date of the commencement of or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company)

annual report 2000                    29
     to commence a take-over bid (other than a Permitted Bid or a competing Permitted Bid); (iii) the date upon which a Permitted Bid or a competing Permitted Bid ceases to be such or such later time as may be determined by the Board of Directors. Should a person become an Acquiring Person (a "Flip-in Event"), each right entitles the holder to purchase from the Company one common share at a price equal to 50% of the market price per common share determined at that time, subject to anti-dilution adjustments.

     A Permitted Bid is a take-over bid made to all holders of the Company's voting shares and that is open for acceptance for not less than 60 days.

     Other than as described above, the rights are not exercisable and cannot be transferred apart from the common shares. At any time prior to a Flip-in Event, the Board of Directors may redeem the rights in whole at a redemption price of $0.001 per right (subject to adjustment for any anti-dilution) and subject to shareholder approval.

(e)  Dividends:

     Dividends declared during fiscal 2000 on common shares were $0.20 per share (fiscal 1999: $0.12) or $1,818,342 (fiscal 1999: $1,081,122).

7.   PENSION PLANS:

     The Company has established two pension plans which cover substantially all of its employees. One plan is a defined benefit plan and the other has both a defined benefit and a defined contribution component. As at June 30, 2000 the accrued benefit obligation of the defined benefit pension plans was approximately $5,109,000 (June 30, 1999: $4,769,000) and the market value of the related pension fund assets was $5,293,000 (June 30, 1999:
     $4,379,000).

8.   COMPONENTS OF CONSOLIDATED INCOME TAXES:

                                                                               2000              1999
                                                                -------------------------------------
     Provision based on statutory combined federal
     and provincial income tax rates (2000: 44.5%, 1999: 44.6%)         $ 1,462,000      $  9,880,000
     Manufacturing and processing profits deduction                        (297,000)       (1,994,000)
     Other                                                                   65,000            85,000
     ------------------------------------------------------------------------------------------------
                                                                        $ 1,230,000      $  7,971,000
     ================================================================================================

9.   COMMITMENTS:

(a) Under various technology transfer agreements, the Company has an obligation to pay royalties based upon sales of products using dual-cyclonic technology. In some instances, the Company must pay a minimum annual royalty in order to preserve the exclusive nature of its rights. Minimum royalty payments for fiscal 2001 amount to approximately $1,180,800. The agreements extend until the basic patents expire with bi-annual adjustments in the royalty rate based on the change in the consumer price index. The first of the basic patents does not expire until calendar 2003.

(b) Under the technology agreements with Omachron, the Company has an obligation to pay fees as each product using a particular technology is accepted and fees based upon sales of the products. The Company may elect to cancel its rights to a product at any time and thereby remove any future obligation. At June 30, 2000, payments remaining on products accepted amount to $350,000 U.S. per year for each fiscal year from 2001 to 2004.

(c) At June 30, 2000 the Company had committed to spend $1,405,000 for equipment and tooling.

10.  NET INCOME PER SHARE:

     Basic net income per share has been calculated using the weighted monthly average number of common shares outstanding during the respective fiscal years. These were 9,092,228 shares for fiscal 2000 and 9,002,060 shares for fiscal 1999.

     The fiscal 2000 net income for the calculation of fully diluted net income per share has been increased by $267,000 (fiscal 1999: $169,000) being the after-tax effect of the investment at 5% of the proceeds of the exercise of the stock options and warrant mentioned in note 6, and assuming that the exercise occurred at the later of the beginning of the year and the issue date. The number of shares outstanding for purposes of calculating fully diluted net income per share was 9,716,824 for fiscal 2000 and 9,485,608 for fiscal 1999. For fiscal 2000, the calculation of fully diluted earnings per share results in no dilution of income.

11.  CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a)  Changes in non-cash operating working capital are as follows:

                                                         2000              1999
                                          -------------------------------------
     Trade accounts receivable                   $  5,749,870      $  3,295,740
     Other receivables                              1,338,383        (1,839,273)
     Income taxes receivable                       (7,267,496)                -
     Inventories                                   (4,073,370)       (1,470,095)
     Prepaid expenses                                (972,777)          (70,695)
     Trade accounts payable                           589,648        (4,342,103)
     Other payables and accruals                   (1,576,037)          462,877
     Income taxes payable                          (1,092,818)       (1,094,315)
     --------------------------------------------------------------------------
                                                 $ (7,304,597)     $ (5,057,864)
     ==========================================================================
     Relating to operating activities            $ (8,120,007)     $ (5,578,874)
     Relating to investing activities                 815,410           521,010
     --------------------------------------------------------------------------
                                                 $ (7,304,597)     $ (5,057,864)
     ==========================================================================

(b)  Supplemental cash flow information:

                                                         2000              1999
                                          -------------------------------------
     Cash paid during the year for:
     Income taxes, net of refunds                $  5,376,224      $  7,632,635
     Interest                                         277,823             8,085
     Dividends                                      1,818,342         1,081,122
     Cash received from interest                      189,655            67,089
     Non-cash financing and investing
        activities:
     Additions to property, plant and equipment
        through working capital                      (815,410)         (521,010)
     Change in non-cash working capital relating
        to investments                                815,410           521,010
     ==========================================================================

12.  FINANCIAL INSTRUMENTS:

(a)  Foreign currency rate risk:

     The Company realizes a significant portion of its sales in a foreign currency and enters into various types of foreign exchange contracts in managing its foreign exchange risk. The Company does not hold or issue financial instruments for trading purposes. At June 30, 2000 the Company held forward foreign exchange contracts with an aggregate notional amount of $134,000,000 U.S. to sell U.S. dollars at an average rate of 1.4692 Canadian per U.S. dollar expiring at various dates to April 2002. At June 30, 2000 these contracts had a positive fair value of $79,000 based on quotations from the Company's bank.

     During fiscal 1999, the Company settled certain foreign exchange contracts prior to their maturity dates at a gain. As at June 30, 1999, $5,993,621 of these gains were deferred until the sales transactions originally hedged are recognized. As at June 30, 2000, $2,245,544 of these gains remain deferred.

(b)  Credit risk:

     The Company does not have a significant exposure to any individual customer other than the customers previously noted in note 1(g). The Company reviews a new retail customer's credit history before extending credit and conducts regular reviews of its existing retail customers' credit performance. The Company currently obtains credit insurance coverage from the Export Development Corporation on most domestic and export retail sales. Credit extended on sales made directly to individuals is based on credit card authorization. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts at June 30, 2000 was $395,700 (fiscal 1999: $660,000).

13.  RELATED PARTY TRANSACTIONS:

     During fiscal 1999, the Company paid $50,000 to a director of the Company for consulting services provided in addition to his responsibilities as a director.

14.  COMPARATIVE FIGURES:

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

annual report 2000                    31

DIRECTORS AND OFFICERS

FANTOM TECHNOLOGIES INC.

DIRECTORS

     Arthur H. Crockett      Toronto, Ontario, Corporate Director
     Kenneth Kelman          Toronto, Ontario, Corporate Director
     James D. Meekison       Toronto, Ontario, Chairman,Trimin Capital Corp.,
     Rikki Meggeson          Toronto, Ontario, Chair of the Board of the Company
     Allan D. Millman        Toronto, Ontario, President of the Company
     Walter J. Palmer        Toronto, Ontario, Partner, Fasken Martineau
                                DuMoulin LLP
     Alan Steinert Jr.       Cambridge, Massachusetts, Consultant
     Joseph H. Wright        Toronto, Ontario, Managing Partner, Crosbie &
                               Company Inc.

OFFICERS

     Stephen J. Doorey       Mississauga, Ontario, Vice President, Chief
                                Financial Officer
     Alan C. Hussey          Welland, Ontario, Senior Vice President & General
                                Manager
     Rikki Meggeson          Toronto, Ontario, Chair of the Board of the Company
     Allan D. Millman        Toronto, Ontario, President and Chief Executive
                                Officer
     Walter J. Palmer        Toronto, Ontario, Secretary
     Joseph A. Shillington   Welland, Ontario, Vice President, Information
                                Technology
     Paul F. Smith           Oakville, Ontario, Vice President, Sales
     Norman V. Soler         Courtice, Ontario, Vice President, Engineering
     Nick E. Varanakis       Sandy, Utah, Vice President, Sales
     Linda L. Watson         Mississauga, Ontario, Vice President, Marketing
     Norman H. Wotherspoon   St. Catharines, Ontario, Treasurer

     Head office and Canadian manufacturing facility: 1110 Hansler Road, P.O. Box 1004, Welland, Ontario L3B 5S1 (905) 734-7476

     United States manufacturing facility: 102 Corporate Blvd., Carolina Center Business Park, West Columbia, South Carolina 29169 (803) 739-1151

     Toronto Sales Office: Suite 414, 1 Eva Road, Toronto, Ontario M9C 4Z5
     (416) 622-9740

     Website: www.fantom.com E-mail: fantom@fantom.com

     Auditors: KPMGLLP, Commerce Place, 21 King Street West, Suite 700, Hamilton, Ontario L8N 3R1

     Banker: The Bank of Nova Scotia, 177-185 St. Paul Street, St. Catharines, Ontario L2R 6T3

     General Counsel: Fasken Martineau DuMoulinLLP,Toronto Dominion Bank Tower, Box 20, Suite 4200,Toronto-Dominion Centre, Toronto, Ontario M5K 1N6

     Transfer Agent & Registrar: CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A1

     Toronto Stock Exchange: FTM NASDAQ: FTMTF

     FANTOM(R), FURY(R), THUNDER(R), LIGHTNING(R), CYCLONE XT(R), and CALYPSO(TM)are trademarks of Fantom Technologies Inc.

ANNUAL SHAREHOLDERS MEETING

     October 26, 2000, TSE Auditorium, TSE Conference Centre & Stock Market Place, The Exchange Tower, 130 King Street West, Toronto at 11:00 a.m.

The information contained in this Annual Report including Management's Discussion and Analysis includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "designed", "expect", "anticipate", "plan", "believe", "targeting", and similar expressions, as they relate to the Company, its management or its products, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                                   [GRAPHIC]

                               [LOGO OF FANTOM]


Head Office: 1110 Hansler Road, P.O. Box 1004, Welland, Ontario, Canada L3B 5S1
Tel: (905) 734-7476 Fax: (905) 734-9955 www.fantom.com Toronto Stock Exchange:
FTM NASDAQ: FTMTF

                           Printed in Canada  Design: Taylor/Sprules Corporation